SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

HERCULES OFFSHORE, INC.

(Name of Subject Company (issuer))

HERCULES OFFSHORE, INC.

(Names of Filing Persons (issuer))

3.375% Convertible Senior Notes due 2038

(Title of Class of Notes)

427093AD1

(CUSIP Number of Class of Notes)

Beau M. Thompson

General Counsel and Secretary

Hercules Offshore, Inc.

9 Greenway Plaza, Suite 2200

Houston, Texas 77046

(713) 350-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Courtney S. York

Baker Botts L.L.P.

2001 Ross Avenue

Dallas, Texas 75201

(214) 953-6500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$68,301,000	$9,316.26

*	For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 3.375% Convertible Senior Notes due 2038, as described herein, is $1,000 per $1,000 principal amount outstanding. As of April 30, 2013, there was $68,301,000 aggregate principal amount outstanding, resulting in an aggregate purchase price of $68,301,000.

**	The amount of the filing fee equals $136.40 per $1 million of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

ITEM 1.	Summary Term Sheet.

The following are answers to some of the questions that you may have about the Optional Put Repurchase Offer (as defined below). To understand the Optional Put Repurchase Offer fully and for a more complete description of the terms of the Optional Put Repurchase Offer, we urge you to read carefully the remainder of this Tender Offer Statement on Schedule TO (this “Offer Statement”) and the accompanying Company Notice and Optional Put Repurchase Notice because the information in this summary is not complete and those documents contain additional important information.

Unless we have indicated otherwise, references in this summary and the remainder of this document to “the Company,” “Hercules Offshore,” “we,” “us” and “our” or similar terms are to Hercules Offshore, Inc., a Delaware corporation.

•	Who is offering to purchase my Notes?

Hercules Offshore is offering to repurchase all of the outstanding 3.375% Convertible Senior Notes due 2038 issued by it on June 3, 2008 (the “Notes”) that are validly surrendered for repurchase at the option of the holders thereof (the “Optional Put Repurchase Offer”). We issued the Notes under an Indenture (the “Indenture”), dated as of June 3, 2008, between us and The Bank of New York Trust Company, National Association, as trustee (the “Trustee”). As of April 30, 2013, there was $68,301,000 in aggregate principal amount of Notes outstanding. (See Pages 7-13)

•	Why are you making the Optional Put Repurchase Offer?

We are required to make the Optional Put Repurchase Offer pursuant to the Notes and Section 11.08 of the Indenture. (See Page 7)

•	How much are you offering to pay?

Under the terms of the Notes and Section 11.08 of the Indenture, each holder of the Notes may require us to repurchase its Notes as of June 1, 2013 (the “Optional Put Repurchase Date”) at a repurchase price equal to 100% of the original principal amount of the Notes plus accrued and unpaid interest, if any, to (but excluding) the date of repurchase (the “Optional Put Repurchase Price”). The Optional Put Repurchase Date is an Interest Payment Date under the terms of the Notes and the Indenture. Accordingly, interest accrued up to the Optional Put Repurchase Date will be paid on the Interest Payment Date to record holders as of 5:00 p.m., New York City time, on May 15, 2013, and we expect that there will be no accrued and unpaid interest due as part of the Optional Put Repurchase Price. Unless we default in making payment of the Optional Put Repurchase Price, interest on the repurchased Notes will cease to accrue, and the accreted principal amount of the Notes will cease to accrete, on and after the Optional Put Repurchase Date. (See Page 7)

•	What is the form of payment?

Under the terms of the Notes and the Indenture, we are required to pay the Optional Put Repurchase Price in cash. (See Page 7)

•	Are the Notes convertible into Common Stock?

Yes. As a holder of Notes, you may surrender all or a portion of your Notes, so long as the portion to be converted is $1,000 in original principal amount of the Notes or an integral multiple thereof, for conversion into the Company’s common stock, par value $0.01 per share (“Common Stock”). We may settle, at our election, any Notes surrendered for conversion in shares of Common Stock, cash or a combination of Common Stock and cash.

The current conversion rate of the Notes is 19.9695 shares of Common Stock per $1,000 in original principal amount of the Notes, which is equal to a current conversion price of approximately $50.08 per share. The conversion rate is subject to adjustment in certain events. We will deliver cash in lieu of any fractional shares. If you have already delivered an Optional Put Repurchase Notice with respect to a Note, you may not surrender that Note for conversion unless and until you have validly withdrawn the Optional Put Repurchase Notice before the expiration of the Optional Put Repurchase Offer in accordance with the Indenture. (See Pages 4-5)

•	How can I determine the market value of the Notes?

There is no established reporting system or market for trading in the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, our operating results, the trading price of our Common Stock and the market for similar securities. As discussed in the preceding paragraph, the Notes are currently convertible into cash and/or shares of our Common Stock, as applicable, at a conversion rate of 19.9695 shares of our Common Stock per $1,000 in original principal amount of the Notes. This represents a current conversion price per share of approximately $50.08. Our Common Stock, into which the Notes are convertible, is listed on the NASDAQ Global Select Market (the “NASDAQ”) under the symbol “HERO”. On April 30, 2013, the last reported sales price of our Common Stock on the NASDAQ was $7.37 per share. The range of high and low quarterly sales prices of our Common Stock on the NASDAQ since January 1, 2011 is provided on page 5 of this Offer Statement. To the extent available, holders are urged to obtain current market information for the Notes and our Common Stock prior to making any decision with respect to the Optional Put Repurchase Offer. (See Page 7)

•	What does your board of directors think of the Optional Put Repurchase Offer?

The board has not made any recommendation as to whether you should surrender your Notes for repurchase. You must make your own decision whether to surrender your Notes for repurchase and, if so, the number of Notes to surrender. (See Page 7)

•	When does the Optional Put Repurchase Offer expire?

The Optional Put Repurchase Offer expires at 5:00 p.m., New York City time, on May 31, 2013. We do not plan to extend the period you have to accept the Optional Put Repurchase Offer unless required to do so by federal securities laws. (See Page 8)

•	How do I surrender my Notes?

To surrender your Notes for repurchase pursuant to the Optional Put Repurchase Offer, you must deliver the following documents to the Trustee, as paying agent (the “Paying Agent”), no later than 5:00 p.m., New York City time, on May 31, 2013:

•

Holders who are participants in The Depository Trust Company (“DTC”) may surrender their Notes electronically pursuant to the terms and procedures of the Automated Tender Offer Program (the “ATOP”). Holders surrendering through DTC need not submit a physical Optional Put Repurchase Notice to the Paying Agent if those holders comply with DTC’s transmittal procedures. By surrendering your Notes through the transmittal procedures of DTC, you agree to be bound by the terms of the Optional Put Repurchase Offer set forth in the Optional Put Repurchase Notice.

•

Holders whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact that nominee if those holders desire to surrender their Notes and instruct that nominee to surrender the Notes on the holders’ behalf.

•	Holders whose Notes are held in certificated form must properly complete and execute the Optional Put Repurchase Notice, in the form attached to the Company Notice delivered with this Offer Statement.

The applicable Notes will not be considered surrendered and payment in connection with the repurchase will not be made until the applicable Notes are delivered to the Paying Agent. Payment in connection with the repurchase will not be made until such Notes are delivered to the Paying Agent. The Paying Agent will return to the Company any cash relating to the repurchased Notes that remains unclaimed for two years, together with interest, if any, on such cash.

You bear the risk of untimely delivery of your Optional Put Repurchase Notice and surrender of your Notes. You must allow sufficient time for the necessary procedures prior to 5:00 p.m., New York City time, on May 31, 2013. (See Pages 8-9)

•	If I surrender my Notes, when will I receive payment for my Notes?

We will accept for payment all Notes validly surrendered for repurchase and not withdrawn immediately upon expiration of the Optional Put Repurchase Offer. We will forward to the Paying Agent, before 1:00 p.m., New York City time, on June 3, 2013, the appropriate amount of cash required to pay the total Optional Put Repurchase Price for the Notes validly surrendered for repurchase and not withdrawn. The Paying Agent will promptly distribute the cash to each holder surrendering Note(s) upon the later of June 3, 2013 and the time any such holder surrenders the applicable Note(s); provided, however, that the Paying Agent will return to the Company any cash that remains unclaimed for two years, together with interest, if any, on such cash. (See Page 9)

•	Until what time can I withdraw my Optional Put Repurchase Notice?

You can withdraw an Optional Put Repurchase Notice previously submitted at any time until 5:00 p.m., New York City time, on May 31, 2013. (See Page 9)

•	How do I withdraw Notes previously surrendered pursuant to ATOP?

To withdraw Notes previously surrendered pursuant to ATOP, you must comply with DTC’s withdrawal procedures prior to the expiration of the Optional Put Repurchase Offer. Holders withdrawing through DTC need not submit a physical Notice of Withdrawal (as defined below) to the Paying Agent if those holders comply with the withdrawal procedures of DTC.

You bear the risk of untimely withdrawal of your previously surrendered Notes. You must allow sufficient time for the necessary procedures prior to 5:00 p.m., New York City time, on May 31, 2013. (See Page 9)

•	How do I withdraw my previously submitted Optional Put Repurchase Notice?

To withdraw a previously submitted Optional Put Repurchase Notice, you must deliver an executed written notice of withdrawal, substantially in the form delivered with this document (the “Notice of Withdrawal”), to the Paying Agent at any time prior to 5:00 p.m., New York City time, on May 31, 2013, specifying (i) the certificate number, if any, of the Notes in respect of which the Notice of Withdrawal is submitted, (ii) the original principal amount of the Notes with respect to which such Notice of Withdrawal is submitted and (iii) the original principal amount, if any, of such Notes which remains subject to the original Optional Put Repurchase Notice and which have been or will be delivered for repurchase, which portion must be in a principal amount of $1,000 or an integral multiple of $1,000.

You bear the risk of untimely withdrawal of your previously submitted Optional Put Repurchase Notice. You must allow sufficient time for the necessary procedures prior to 5:00 p.m., New York City time, on May 31, 2013. (See Page 9)

•	Do I need to do anything if I do not wish to surrender my Notes for repurchase?

No. If you do not deliver a properly completed and duly executed Optional Put Repurchase Notice to the Paying Agent or surrender your Notes electronically through the ATOP before the expiration of the Optional Put Repurchase Offer, we will not repurchase your Notes and such Notes will remain outstanding subject to their existing terms and the terms of the Indenture. (See Page 7)

•	If I choose to surrender my Notes for repurchase, do I have to surrender all of my Notes?

No. You may surrender all of your Notes, a portion of your Notes or none of your Notes for repurchase. If you wish to surrender a portion of your Notes for repurchase, however, you must surrender your Notes in an original principal amount of $1,000 or an integral multiple of $1,000. (See Page 7)

•	If I do not exercise my repurchase right, will I continue to be able to exercise my conversion rights?

If you do not exercise your repurchase right by delivering an Optional Put Repurchase Notice or through DTC’s ATOP procedures, your conversion rights will not be affected. You will continue to have the right to convert your Notes, subject to the terms, conditions and adjustments specified in the Notes and in the Indenture. (See Page 7)

•	If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Notes for repurchase in the Optional Put Repurchase Offer?

The receipt of cash in exchange for Notes pursuant to the Optional Put Repurchase Offer will be a taxable transaction for U.S. federal income tax purposes. You should consult with your own tax advisor regarding the actual tax consequences to you. (See Pages 10-13)

•	Who is the Paying Agent?

The Bank of New York Trust Company, National Association, the Trustee for the Notes, is serving as Paying Agent in connection with the Optional Put Repurchase Offer. Its address and telephone number are set forth in the Company Notice delivered with this Offer Statement.

•	Who can I talk to if I have questions about the Optional Put Repurchase Offer?

Questions and requests for assistance in connection with the surrender of Notes for repurchase pursuant to the Optional Put Repurchase Offer may be directed to the Paying Agent at the address and telephone number set forth in the Company Notice delivered with this Offer Statement.

ITEM 2.	Subject Company Information.

(a) Name and Address. Hercules Offshore, Inc. is a Delaware corporation. The address of our principal executive offices is 9 Greenway Plaza, Suite 2200, Houston, Texas 77046. Our telephone number at these offices is (713) 350-5100.

(b) Securities. The securities subject to this Offer Statement and to the transaction described in the response to paragraph (a) of Item 4 below are all of our outstanding 3.375% Convertible Senior Notes due 2038. As of April 30, 2013, there was $68,301,000 aggregate original principal amount of Notes outstanding.

(c) Trading Market and Price. There is no established reporting system or market for trading in the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, our operating results, the trading price of our Common Stock and the market for similar securities. Each Holder may currently elect to convert its Notes at any time at a conversion rate of 19.9695 shares of our Common Stock per $1,000 in original principal amount of the Notes, into, at the election of the Company, cash, shares of Common Stock or a combination of cash and Common Stock, subject to the terms, conditions and adjustments specified in the Notes and in the Indenture. This represents a current conversion price per share of approximately $50.08.

A holder may convert all or any portion of the Notes held by the holder, so long as the portion to be converted is $1,000 in original principal amount or an integral multiple thereof. Holders that do not surrender their Notes for repurchase pursuant to the Optional Put Repurchase Offer will maintain the right to convert their Notes, subject to the terms, conditions and adjustments specified in the Notes and in the Indenture.

If a holder has already delivered an Optional Put Repurchase Notice or surrendered the Notes through DTC’s ATOP procedures with respect to a Note, the holder may not surrender that Note for conversion unless and until the holder has validly withdrawn the Optional Put Repurchase Notice or complied with DTC’s withdrawal procedures before the expiration of the Optional Put Repurchase Offer in accordance with the Indenture and as described in Item 4 below.

Our Common Stock, into which the Notes are convertible, is listed on the NASDAQ under the symbol “HERO”. The following table presents the range of high and low quarterly sales prices of our Common Stock on the NASDAQ since January 1, 2011.

	Price
	High	Low
2011 First Quarter	$6.72	$3.04
Second Quarter	6.99	4.97
Third Quarter	5.60	2.90
Fourth Quarter	4.58	2.25
2012
First Quarter	5.57	3.77
Second Quarter	5.25	2.91
Third Quarter	5.03	3.22
Fourth Quarter	6.30	4.36
2013
First Quarter	7.62	6.25
Second Quarter (through April 30, 2013)	7.77	6.41

On April 30, 2013, the last reported sales price of our Common Stock on the NASDAQ was $7.37 per share. As of April 22, 2013, there were 159,478,797 shares outstanding. We urge you to obtain current market information for the Notes, to the extent available, and our Common Stock before making any decision to surrender your Notes pursuant to the Optional Put Repurchase Offer.

ITEM 3.	Identity and Background of Filing Person.

This Offer Statement is being filed by Hercules Offshore. For our name and address, see the response to paragraph (a) of Item 2 above. The following table presents the name and title of each of our executive officers and directors as of April 30, 2013. The address of each such person is c/o Hercules Offshore, Inc., 9 Greenway Plaza, Suite 2200, Houston, Texas 77046.

Name	Title
John T. Rynd	Chief Executive Officer, President and Director
Stephen M. Butz	Executive Vice President and Chief Financial Officer
James W. Noe	Executive Vice President
Terrell L. Carr	Senior Vice President, Worldwide Drilling Operations
Troy L. Carson	Senior Vice President and Chief Accounting Officer
Todd A. Pellegrin	Senior Vice President, Worldwide Liftboat Operations
Claus E. Feyling	Vice President, International Business Development; President of Hercules International Holdings, Ltd.
Kimberly A. Riddle	Vice President, Human Resources
Beau M. Thompson	General Counsel and Secretary

Thomas N. Amonett	Director
Suzanne V. Baer	Director
Thomas R. Bates, Jr.	Director
Thomas M Hamilton	Director
Thomas J. Madonna	Director
F. Gardner Parker	Director
Thierry Pilenko	Director
Steven A. Webster	Director

ITEM 4.	Terms of the Transaction.

(a)	Material Terms.

General

The securities subject to this Offer Statement and to the transaction described in this document are our 3.375% Convertible Senior Notes due 2038. See the response to paragraph (b) of Item 2 above. We issued the Notes under an Indenture, dated as of June 3, 2008, between us and The Bank of New York Trust Company, National Association, as trustee. The description of the Notes and the Indenture set forth at Item 3.02 in our Current Report on Form 8-K as filed with the Securities and Exchange Commission on June 3, 2008, is incorporated by reference in this Offer Statement.

Under the terms of the Notes and Section 11.08 of the Indenture, each holder of the Notes may require us to repurchase its Notes on the Optional Put Repurchase Date at an Optional Put Repurchase Price equal to 100% of the outstanding original principal amount of such Notes plus accrued and unpaid interest, if any, to (but excluding) the date of repurchase. The Optional Put Repurchase Date is an Interest Payment Date under the terms of the Notes and the Indenture. Accordingly, interest accrued up to the Optional Put Repurchase Date will be paid on the Interest Payment Date to record holders as of 5:00 p.m., New York City time, on May 15, 2013, and we expect that there will be no accrued and unpaid interest due as part of the Optional Put Repurchase Price. Unless we default in making payment of the Optional Put Repurchase Price, interest on the repurchased Notes will cease to accrue, and the accreted principal amount of the repurchased Notes will cease to accrete, on and after the Optional Put Repurchase Date. Under the terms of the Notes and the Indenture, we are required to pay the Optional Put Repurchase Price in cash with respect to any and all Notes validly surrendered for repurchase and not withdrawn. A holder may surrender all, a portion or none of such holder’s Notes; however, we will accept Notes surrendered for repurchase only in principal amounts equal to $1,000 or an integral multiple of $1,000.

The Optional Put Repurchase Price is based solely on the requirements of the Notes and the Indenture and bears no relationship to the market price of the Notes or our Common Stock. Accordingly, the Optional Put Repurchase Price may be significantly higher or lower than the current market price of the Notes. Holders of Notes are urged to obtain the best available information as to potential current market prices of the Notes, to the extent available, and our Common Stock before making a decision whether to surrender their Notes for repurchase.

If a holder does not deliver a properly completed and duly executed Optional Put Repurchase Notice to the Paying Agent or surrender such holder’s Notes electronically through DTC’s ATOP procedures before the expiration of the Optional Put Repurchase Offer, we will not repurchase such holder’s Notes and such Notes will remain outstanding subject to their existing terms and the terms of the Indenture. If any Notes remain outstanding following expiration of the Optional Put Repurchase Offer, we will become obligated to repurchase the Notes, at the option of the holders, on June 1, 2018, June 1, 2023, June 1, 2028 and June 1, 2033, at repurchase prices equal to the original principal amount of any Notes surrendered for repurchase plus accrued and unpaid interest, if any, to (but excluding) the date of repurchase, as long as the portion of the original principal amount of the Notes to be repurchased is $1,000 or an integral multiple of $1,000. Pursuant to the terms of the Indenture, we must pay the repurchase price in cash.

The Hercules Offshore Board of Directors has not made any recommendation as to whether you should surrender your Notes for repurchase. You must make your own decision whether to surrender your Notes for repurchase and, if so, the number of Notes to surrender.

Please see the response to paragraph (c) of Item 2 above with respect to the conversion rights of the Notes. Questions and requests for assistance in connection with the surrender of Notes for repurchase pursuant to the Optional Put Repurchase Offer may be directed to the Paying Agent at the address and telephone number set forth in the Company Notice delivered with this Offer Statement.

Expiration of the Optional Put Repurchase Offer

The Optional Put Repurchase Offer expires at 5:00 p.m., New York City time, on May 31, 2013. We do not plan to extend the period holders of Notes have to accept the Optional Put Repurchase Offer unless required to do so by federal securities laws.

Procedures for Surrendering Notes

Method of Delivery

The method of delivery of Notes, the related Optional Put Repurchase Notice and all other required documents, including delivery through DTC, is at the election and risk of the person surrendering such Notes and delivering such Optional Put Repurchase Notice, and delivery will be deemed made only when actually received by the Paying Agent. The date of any postmark or other indication of when a Note or the Optional Put Repurchase Notice was sent will not be taken into account in determining whether such materials were timely received. If such delivery is by mail, it is suggested that holders use properly insured, registered mail with return receipt requested, and that holders mail the required documents sufficiently in advance of May 31, 2013 to permit delivery to the Paying Agent prior to 5:00 p.m., New York City time, on May 31, 2013.

Optional Put Repurchase Notice

The Indenture requires that the Optional Put Repurchase Notice contain:

•	if certificated, the certificate number(s) of Notes to be delivered for repurchase;

•	the portion of the original principal amount of the Notes to be repurchased, which portion must be $1,000 or an integral multiple thereof; and

•	a statement that the Notes are to be repurchased by the Company on June 1, 2013 pursuant to the applicable provisions of the Notes and the Indenture.

A form of Optional Put Repurchase Notice has been delivered with this document. The signature on the Optional Put Repurchase Notice must be guaranteed by an eligible institution (as defined in Rule 17Ad-15(a)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (an “Eligible Guarantor Institution”) unless (i) the Optional Put Repurchase Notice is signed by the registered holder(s) of the surrendered Notes (which for purposes of the Optional Put Repurchase Notice, includes any participant in DTC whose name appears on a security position listing as the holder of such Notes) or (ii) such Notes are surrendered for repurchase for the account of an Eligible Guarantor Institution.

Delivery of Notes

To receive the Optional Put Repurchase Price, holders of Notes in certificated form must properly complete and execute the Optional Put Repurchase Notice, and deliver such Optional Put Repurchase Notice to the Paying Agent, with any other required documents and the certificates representing the Notes to be surrendered for repurchase. The certificates representing the applicable Notes may, but need not, be delivered with the Optional Put Repurchase Notice. However, payment in connection with the repurchase will not be made until such Notes are delivered to the Paying Agent. The Paying Agent will return to the Company any cash that remains unclaimed for two years, together with interest, if any, on such cash.

A holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such holder desires to surrender its Notes and instruct such nominee to surrender the Notes for repurchase on the holder’s behalf.

A holder who is a DTC participant may elect to surrender to us its beneficial interest in the Notes by complying with the terms and procedures of the ATOP such that the beneficial interest is delivered to the Paying Agent’s account at DTC through DTC’s book-entry system on or prior to 5:00 p.m., New York City time, on May 31, 2013.

Notes and the Optional Put Repurchase Notice must be delivered to the Paying Agent to collect payment. Delivery of documents to us does not constitute delivery to the Paying Agent. Holders that surrender through DTC need not submit a physical Optional Put Repurchase Notice to the Paying Agent if such holders comply with DTC’s transmittal procedures.

Withdrawal Procedures

Notes surrendered for repurchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on May 31, 2013. In order to withdraw previously surrendered Notes, holders must either comply with the DTC’s withdrawal procedures or, for Notes in certificated form, deliver to the Paying Agent a Notice of Withdrawal. The Notice of Withdrawal must state:

•	if certificated, the certificate number of the Notes in respect of which such Notice of Withdrawal is being submitted;

•	the original principal amount of the Notes with respect to which such Notice of Withdrawal is being submitted; and

•

the original principal amount, if any, of such Notes which remains subject to the original Optional Put Repurchase Notice and which have been or will be delivered for repurchase by us, which portion must be in a principal amount of $1,000 or an integral multiple of $1,000.

The signature on the Notice of Withdrawal must be guaranteed by an Eligible Guarantor Institution unless (i) the Notice of Withdrawal is signed by the registered holder(s) of the surrendered Notes or (ii) such Notes were surrendered for repurchase for the account of an Eligible Guarantor Institution. Any properly withdrawn Notes will be deemed not validly surrendered for purposes of the Optional Put Repurchase Offer. Notes withdrawn from the Optional Put Repurchase Offer may be resurrendered by following the surrender procedures described above. Holders bear the risk of untimely withdrawal of previously surrendered Notes and must allow sufficient time for the necessary procedures prior to 5:00 p.m., New York City time, on May 31, 2013. Holders that withdraw through DTC need not submit a physical Notice of Withdrawal to the Paying Agent if such holders comply with DTC’s withdrawal procedures.

Payment of Optional Put Repurchase Price

We will accept for payment all Notes with respect to which a valid Optional Put Repurchase Notice has been delivered to the Paying Agent or with respect to which the holder therof has properly delivered its beneficial interest therein for repurchase by us through DTC and not validly withdrawn such delivery pursuant to the procedures described in this Item 4 prior to the expiration of the Optional Put Repurchase Offer. We will forward to the Paying Agent, before 1:00 p.m., New York City time, on June 3, 2013, which is the next succeeding business day following the Optional Put Repurchase Date, the appropriate amount of cash required to pay the total Optional Put Repurchase Price for the Notes validly tendered for repurchase and not withdrawn. The Paying Agent will promptly distribute the cash to the applicable holders upon the later of June 3, 2013 and the time of surrender of the Note(s); provided, however, that the Paying Agent will return to the Company any cash that remains unclaimed for two years, together with interest, if any, on such cash. Unless we default in making payment of the Optional Put Repurchase Price, interest on the repurchased Notes will cease to accrue, and the accreted principal amount of the Notes will cease to accrete, on and after the Optional Put Repurchase Date.

The total amount of funds required by us to repurchase all of the Notes outstanding as of April 30, 2013 is approximately $68,301,000 (assuming all of the Notes are validly surrendered for repurchase and accepted for payment).

Fundamental Change

If a Fundamental Change (as defined in the Indenture) occurs, the holders may require us to repurchase any Notes not previously repurchased by us for cash at a repurchase price equal to the accreted principal amount plus accrued and unpaid interest, if any, to (but excluding) the repurchase date for such Fundamental Change. If such a Fundamental Change were to occur, we would comply with the applicable requirements of the Exchange Act, including Rule 14e-5 promulgated thereunder, which could have the effect of delaying our repurchase of the Notes upon a Fundamental Change.

Optional Redemption; Subsequent Redemption of Notes by Hercules Offshore

Under the terms of the Indenture, on or after June 6, 2013, and subject to compliance with the Indenture and applicable federal securities laws regarding purchases by Hercules Offshore after the completion of a tender offer, we may redeem any Notes that remain outstanding, in whole or in part, for cash at a purchase price equal to 100% of the accreted principal amount of the Notes redeemed plus accrued and unpaid interest, if any, to (but excluding) the redemption date.

Each of Hercules Offshore and its affiliates, including its executive officers and directors, is prohibited under applicable federal securities laws from purchasing Notes (or the right to purchase Notes) other than through the Optional Put Repurchase Offer until at least the tenth business day after the expiration of the Optional Put Repurchase Offer, which we expect to be June 17, 2013. Following that time, if any Notes remain outstanding, Hercules Offshore and its affiliates may purchase Notes in the open market, in private transactions, through a subsequent tender offer or otherwise, any of which may be consummated at purchase prices higher or lower than the Optional Put Repurchase Price to be paid pursuant to the Optional Put Repurchase Offer. Any decision to purchase Notes after the Optional Put Repurchase Offer, if any, will depend upon many factors, including the market price of the Notes, the amount of Notes surrendered for purchase pursuant to the Optional Put Repurchase Offer, the market price of our Common Stock, our business and financial position and general economic and market conditions.

Ranking

The Notes are senior unsecured obligations of Hercules Offshore. The Notes rank equal in right of payment with all of our other senior unsecured obligations.

Certain U.S. Federal Income Tax Considerations

The following discussion, which is for general information only, is a summary of certain material U.S. federal income tax considerations relating to the surrender of Notes for repurchase pursuant to the Optional Put Repurchase Offer. This discussion does not purport to be a complete analysis of all potential tax effects of the Optional Put Repurchase Offer. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, rulings, other administrative guidance and judicial decisions all as in effect as of the date hereof, and all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. This summary applies only to holders who hold Notes as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). Moreover, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of its particular circumstances, nor does it purport to deal with persons subject to special tax treatment under U.S. federal income tax law, such as banks, financial institutions, insurance companies, retirement plans, regulated investment companies, tax exempt investors, dealers in securities or currencies, U.S. expatriate or former long-term residents, persons holding Notes as a position in a “straddle,” “hedge,” “conversion” or other integrated transaction for tax purposes, holders whose functional currency is not the U.S. dollar, traders in securities who elect the mark-to-market method of accounting, holders that are subject to the alternative minimum tax provisions of the Code, personal holding companies, real estate investment trusts and partnerships and other pass-through entities. Further, this discussion does not address the consequences under U.S. federal estate or gift tax laws or other U.S. federal tax laws (other than U.S. federal income tax laws) or the laws of any U.S. state or locality or any foreign jurisdiction.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners of partnerships that own Notes should consult their own tax advisors about the U.S. federal income tax consequences of surrendering Notes pursuant to the Optional Put Repurchase Offer.

THIS SUMMARY IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSEQUENCES TO YOU OF SURRENDERING NOTES FOR REPURCHASE PURSUANT TO THE OPTIONAL PUT REPURCHASE OFFER. WE URGE YOU TO CONSULT A TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF SURRENDERING NOTES FOR REPURCHASE PURSUANT TO THE OPTIONAL PUT REPURCHASE OFFER IN LIGHT OF YOUR OWN SITUATION.

For purposes of the discussion that follows, a “U.S. Holder” is a beneficial owner of the Notes that for U.S. federal income tax purposes is: an individual citizen or resident of the United States; a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate if its income is subject to U.S. federal income taxation regardless of its source; or a trust if (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all of its substantial decisions or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. As used herein, a “Non-U.S. Holder” is a beneficial owner of the Notes that is, for U.S. federal income tax purposes, an individual, corporation (or other entity that is taxable as a corporation for U.S. federal income tax purposes), estate or trust and that is not a U.S. Holder.

Classification of the Notes.

Under the Indenture governing the Notes, the Company agreed, and by acceptance of a beneficial interest in a Note each holder is deemed to have agreed, in the absence of an administrative determination or judicial ruling to the contrary, to (i) treat the Notes as debt instruments for U.S. federal income tax purposes that are subject to the Treasury regulations governing contingent payment debt instruments (the “CPDI regulations”), (ii) accrue interest with respect to the Notes as original issue discount for U.S. federal income tax purposes according to the “noncontingent bond method” set forth in the CPDI regulations, and (iii) be bound by the Company’s application of the CPDI regulations to the Notes, including the determination by the Company of the comparable yield and projected payment schedule, as defined in the CPDI regulations, with respect to the Notes. The remainder of this discussion assumes that the Notes have been treated in the manner described above. However, the proper application of the CPDI regulations to the Notes is uncertain in a number of respects, and no assurance can be given that the Internal Revenue Service (“IRS”) will not assert that the Notes should be treated differently. Holders of the Notes are urged to consult their own tax advisors regarding the application of the CPDI regulations to the surrender of Notes for repurchase pursuant to the Optional Put Repurchase Offer.

U.S. Holders.

Surrender of Notes for Repurchase. A U.S. Holder who receives cash in exchange for a Note surrendered pursuant to the Optional Put Repurchase Offer will generally recognize taxable gain or loss equal to the difference between (i) the amount of cash received by the U.S. Holder in consideration for the surrender of the Note, reduced by any net negative adjustment carried forward and (ii) the U.S. Holder’s adjusted tax basis in the Note surrendered. A U.S. Holder’s adjusted tax basis in a Note will generally be equal to the cost of the Note to the U.S. Holder, (i) increased by any interest income previously accrued by such U.S. Holder with respect to such Note (determined without regard to any positive or negative adjustments to interest accruals that arise because projected payments differ from the actual amounts paid), (ii) decreased by the amount of any noncontingent payments and the projected amount of any contingent payments that have been previously scheduled to be made (regardless of actual payment) on the Note, and (iii) increased or decreased by the amount of any positive or negative adjustment, respectively, that the U.S. Holder was required to make because of a difference between such U.S. Holder’s tax basis and the adjusted issue price of the Note.

A U.S. Holder generally will treat (i) any gain as ordinary interest income and (ii) any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total net negative adjustments previously taken into account as ordinary loss, and the balance as capital loss (which will be long-term if the Note was held for more than one year). The deductibility of capital losses is subject to limitations. A U.S. Holder who sells the Notes at a loss that meets certain thresholds may be required to file a disclosure statement with the IRS.

Information Reporting and Backup Withholding. In general, information reporting requirements will apply to the amount paid to a U.S. Holder in consideration for the surrender of a Note pursuant to the Optional Put Repurchase Offer, unless the U.S. Holder is an exempt recipient (such as a corporation) and, if requested, certifies as to that status. Under the backup withholding provisions of the Code, a U.S. Holder who surrenders Notes for cash pursuant to the Optional Put Repurchase Offer will generally also be subject to backup withholding on that payment unless such holder (i) is an exempt recipient and, when required, establishes this fact or (ii) provides a Taxpayer Identification Number (Employer Identification Number or Social Security Number) and satisfies certain certification requirements. U.S. Holders electing to surrender Notes should complete an IRS Form W-9 and attach it to the Notes being surrendered. If you are a U.S. Holder exempt from backup withholding under the Code, please provide your Taxpayer Identification Number and so indicate on the Form W-9.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided that the holder timely furnishes certain required information to the IRS.

Non-U.S. Holders.

Surrender of Notes for Repurchase. Subject to the discussion of backup withholding below, all payments made to a Non-U.S. Holder in exchange for Notes surrendered pursuant to the Optional Put Repurchase Offer and any gain realized by such Non-U.S. Holder on a sale of the Notes pursuant to the Optional Put Repurchase Offer will generally not be subject to U.S. federal income or withholding tax provided that:

•

the Non-U.S. Holder (1) does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, (2) is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership and (3) is not a bank receiving certain types of interest;

•	the certification requirement described below has been satisfied with respect to the Non-U.S. Holder;

•	such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States;

•	such Non-U.S. Holder is not an individual who is present in the United States for 183 days or more in the taxable year of disposition or certain other conditions are not met;

•	our common stock is actively traded within the meaning of Section 871(h)(4)(C)(v)(I) of the Code (which, for these purposes and subject to certain exceptions, includes trading on the NASDAQ); and

•

we are not, and have not been within the shorter of the five-year period preceding such sale and the period during which the Non-U.S. Holder held the Notes, a United States real property holding corporation (“USRPHC”).

We believe that we are not currently, and have not been during the last five years, a USRPHC, and we do not anticipate becoming a USRPHC in the near future.

The certification requirement referred to above will be satisfied if the beneficial owner of a Note certifies on IRS Form W-8BEN (or suitable successor form), under penalties of perjury, that it is not a United States person and provides its name and address or otherwise satisfies applicable documentation requirements. If a Non-U.S. Holder is engaged in a trade or business in the United States, and if interest on the Note, or any gain realized on the sale of the Note, is effectively connected with the conduct of this trade or business (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder), the Non-U.S. Holder, although exempt from U.S. withholding tax with respect to such interest or gain, will generally be subject to regular U.S. federal income tax on such interest or gain in substantially the same manner as if it were a U.S. Holder. In lieu of the certificate described above, such a Non-U.S. Holder would be required to provide a properly executed IRS Form W-8ECI (or suitable successor form) in order to claim an exemption from U.S. withholding tax. In addition, if such Non-U.S. Holder is a foreign corporation, such holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. Non-U.S. Holders should consult their tax advisors with respect to other tax consequences of surrendering Notes pursuant to the Optional Put Repurchase Offer.

Information Reporting and Backup Withholding. Payments to a Non-U.S. Holder in exchange for Notes surrendered pursuant to the Optional Put Repurchase Offer may be subject to U.S. information reporting and backup withholding unless the Non-U.S. Holder complies with certification procedures to establish that it is not a United States person. The certification procedures confirming foreign status, described above under “—Surrender of Notes for Repurchase,” will generally satisfy the certification requirements necessary to avoid backup withholding as well. However, the applicable withholding agent may be required to report to the IRS and to the Non-U.S. Holder the amount of, and the tax withheld with respect to, any interest paid to a Non-U.S. Holder. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the Non-U.S. Holder’s U.S. federal income tax liability, provided that the holder timely furnishes certain required information to the IRS.

Unearned Income Medicare Contribution Tax.

An additional 3.8% tax will be imposed on all or a portion of the “net investment income” of certain U.S. citizens and resident aliens and the undistributed “net investment income” of certain estates and trusts (the “Medicare tax”). Among other items, “net investment income” generally includes interest and certain net gain from the disposition of property (which may include the Notes), less certain deductions. Holders that are U.S. citizens, resident aliens, estates, or trusts that dispose of their Notes pursuant to the Optional Put Repurchase Offer are urged to consult their own tax advisors regarding the applicability of the Medicare tax.

The description of tax considerations is for general information only and is not tax advice. We recommend that holders consult with their tax and financial advisors with respect to the tax consequences of surrendering Notes for repurchase, including the applicability and effect of federal, state, local and foreign tax laws, before surrendering their Notes for repurchase.

(b)	Purchases.

Neither Hercules Offshore nor, to our knowledge after making reasonable inquiry, any of our executive officers, directors or affiliates, has any beneficial interest in the Notes. We will not repurchase any Notes from such persons. See Item 3 above for a list of our directors and executive officers.

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described herein, neither Hercules Offshore nor, to our knowledge, any of our affiliates, directors or executive officers is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Optional Put Repurchase Offer or with respect to any of the securities of Hercules Offshore including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangement, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

Certain of our directors and executive officers are parties to ordinary course stock option plans and arrangements involving our Common Stock, as disclosed in our filings with the SEC.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

The purpose of the transaction is described in the response to paragraph (a) of Item 4 above. Any Notes that we repurchase pursuant to the Optional Put Repurchase Offer will be cancelled by the Trustee, pursuant to the terms of the Indenture. Although in the ordinary course of business from time to time we review and evaluate possible acquisition and divestiture opportunities involving rigs, liftboats or businesses, and joint venture, merger and other business combination opportunities, and at the present time we are reviewing various such opportunities, except as described in this Offer Statement or in our filings with the SEC or as previously publicly announced, we currently have no agreements which would be material to a holder’s decision to participate in the Optional Put Repurchase Offer, which relate to or would result in:

(1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

(2) any purchase, sale or transfer of a material amount of assets of us or any of our subsidiaries;

(3) any material change in our present dividend rate or policy, or our indebtedness or capitalization;

(4) any change in our present board of directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

(5) any other material change in our corporate structure or business;

(6) any class of our equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

(7) any class of our equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

(8) the suspension of our obligation to file reports under Section 15(d) of the Exchange Act;

(9) the acquisition by any person of additional securities of Hercules Offshore, or the disposition of securities of Hercules Offshore; or

(10) any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of Hercules Offshore.

ITEM 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. Assuming all holders of Notes require us to repurchase their Notes, the total amount of funds to be used in the transaction described in the response to paragraph (a) of Item 4 above is approximately $68,301,000. We intend to pay the Optional Put Repurchase Price by using available cash.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

ITEM 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. Neither Hercules Offshore nor, to our knowledge after making reasonable inquiry, any of our executive officers, directors or affiliates, has any beneficial interest in the Notes.

(b) Securities Transactions. During the 60 days preceding the date of this Offer Statement, neither Hercules Offshore nor, to our knowledge, any of our executive officers, directors or affiliates have engaged in any transactions in the Notes.

ITEM 9.	Persons/Assets, Retained, Employed, Compensated or Used.

There are no persons directly or indirectly employed, retained or to be compensated to make solicitations or recommendations in connection with the transaction described in the response to Item 4 above. The Bank of New York Trust Company, National Association, however, is the Trustee, Paying Agent and Conversion Agent under the Indenture and will be communicating with and providing notices to holders of the Notes as required by the Indenture.

ITEM 10.	Financial Statements.

We believe that our financial condition is not material to a holder’s decision with respect to the Optional Put Repurchase Offer because the consideration being paid to holders surrendering Notes consists solely of cash, the Optional Put Repurchase Offer is not subject to any financing conditions, the Optional Put Repurchase Offer applies to all outstanding Notes and we are a public reporting company that files reports with the SEC electronically on EDGAR. The financial condition and results of operations for us and our subsidiaries are reported electronically on EDGAR on a consolidated basis.

ITEM 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. None.

(c) Other Material Information. We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the worldwide web site maintained by the SEC at http://www.sec.gov.

We have filed with the SEC this Offer Statement to satisfy the filing and disclosure requirements of Section 13(e)(4) and Rule 13e-4 of the Exchange Act, furnishing certain information with respect to the Optional Put Repurchase Offer. This Offer Statement, together with any exhibits and any amendments hereto, may be examined and copies may be obtained at the same places and in the same manner as described above.

The documents listed below contain important information about us and our financial condition:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2012;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013;

•	all other reports we have filed with the SEC under Section 13(a), 14 or 15(d) of the Exchange Act since the end of the fiscal year covered by the Form 10-K mentioned above;

•

all documents we file with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Offer Statement and prior to the expiration of the Optional Put Repurchase Offer;

•	the description of the Notes and the Indenture set forth at Item 3.02 in our Current Report on Form 8-K as filed with the Securities and Exchange Commission on June 3, 2008; and

•	the description of our Common Stock contained in our Registration Statement on Form 8-A filed with the SEC on October 21, 2005.

In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

ITEM 12.	Exhibits.

Exhibit Number		Description

(a)(1)(A)	—	Company Notice to Holders of Hercules Offshore, Inc. 3.375% Convertible Senior Notes due 2038, dated May 1, 2013, and Form of Optional Put Repurchase Notice.

(a)(1)(B)	—	Form of Notice of Withdrawal.

(a)(1)(C)	—	Form W-9.

(a)(5)(A)	—	Hercules Offshore Press Release dated May 1, 2013.

(b)	—	Not applicable.

(d)(1)	—	Indenture, dated as of June 3, 2008, between Hercules Offshore and The Bank of New York Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to Hercules Offshore’s Current Report on Form 8-K filed June 3, 2008).

(d)(2)	—	The description of the Notes and the Indenture set forth at Item 3.02 in our Current Report on Form 8-K as filed with the Securities and Exchange Commission on June 3, 2008 (incorporated by reference to our current report on Form 8-K filed June 3, 2008).

(g)	—	Not applicable.

(h)	—	Not applicable.

ITEM 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2013

HERCULES OFFSHORE, INC.

By:	/s/ Beau M. Thompson
Beau M. Thompson
General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number		Description

(a)(1)(A)	—	Company Notice to Holders of Hercules Offshore, Inc. 3.375% Convertible Senior Notes due 2038, dated May 1, 2013, and Form of Optional Put Repurchase Notice.

(a)(1)(B)	—	Form of Notice of Withdrawal.

(a)(1)(C)	—	Form W-9.

(a)(5)(A)	—	Hercules Offshore Press Release dated May 1, 2013.

(b)	—	Not applicable.

(d)(1)	—	Indenture, dated as of June 3, 2008, between Hercules Offshore and The Bank of New York Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to Hercules Offshore’s Current Report on Form 8-K filed June 3, 2008).

(d)(2)	—	The description of the Notes and the Indenture set forth at Item 3.02 in our Current Report on Form 8-K as filed with the Securities and Exchange Commission on June 3, 2008 (incorporated by reference to our current report on Form 8-K filed June 3, 2008).

(g)	—	Not applicable.

(h)	—	Not applicable.